Exhibit 99.1

Royal Bank of Canada announces specific share repurchase program as part of its Normal Course Issuer Bid

TORONTO, January 27, 2017 — Royal Bank of Canada (RBC) (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange (“TSX”) has accepted RBC’s amended notice of intention to make a Normal Course Issuer Bid. The notice has been amended to permit the repurchase by RBC of its common shares pursuant to issuer bid exemption orders issued by securities regulatory authorities including under specific share repurchase programs.

RBC also announced that it will repurchase common shares under a specific share repurchase program (the “Program”). RBC will enter into an agreement (the “Agreement”) with a third party to repurchase common shares through daily purchases that will take place between February 1, 2017 and March 31, 2017 subject to a maximum of 14,185,000 common shares. The Program will form part of RBC’s Normal Course Issuer Bid for up to 20,000,000 common shares (the “NCIB”) announced on May 26, 2016.

Pursuant to the terms of the Agreement, and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission (the “Order”), the third party will purchase RBC’s common shares on Canadian markets for the purpose of fulfilling its delivery obligations to RBC under the Agreement. The price that RBC will pay for any common shares purchased by it from the third party under the Agreement will be negotiated by RBC and the third party and will be at a discount to the prevailing market price of RBC’s common shares on the Canadian markets at the time of purchase. Information regarding the number of common shares purchased and aggregate price paid will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, following the completion of the Program.

Pursuant to the terms of the Agreement and the Order, all purchases made by the third party or its agents on the TSX and other Canadian markets pursuant to the Program will be made in accordance with the TSX rules applicable to the NCIB, subject to limited exceptions as provided in the Order. In addition, RBC and any non-independent purchasing agent acting on its behalf are prohibited from purchasing any other common shares during the term of the Program. RBC will acquire common shares from the third party pursuant to the Agreement as part of the NCIB and such common shares will be cancelled upon purchase by RBC.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada and specific share repurchase program. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2016 Annual Report; global uncertainty, the Brexit vote to have the United Kingdom leave the European Union, weak oil and gas prices, cyber risk, anti-money laundering, exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing, technological innovation and new fintech entrants, increasing complexity of regulation, data management, litigation and administrative penalties; the business and economic conditions in the geographic regions in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2016 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contacts:

Shirley Boudreau, Shareholder Relations, 416-955-7806

Asim Imran, Investor Relations, 416-955-7804

Media Contact:

Sandra Nunes, Financial Communications, 416-974-1794